October 24, 2024

Jison Lim
Director and Chairman
Ten-League International Holdings Ltd
7 Tuas Avenue 2
Singapore 639447

       Re: Ten-League International Holdings Ltd
           Amendment No. 7 to Registration Statement on Form F-1
           Filed October 18, 2024
           File No. 333-275240
Dear Jison Lim:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 17, 2024 letter.

Amendment No. 7 to Registration Statement on Form F-1, Filed October 18, 2024 Management's Discussion and Analysis of Financial Condition and Results of Operations
Six Months Comparison of Our Results of Operations, page 48

1. We note you deleted the Year-on-Year Comparison of your Results of Operations for the year ended December 31, 2023, and 2022 when you updated for the six months ended June 30, 2024. Please expand your discussion to also include the results
       of operations comparison for the year ended December 31, 2023 and 2022. Refer to
       Item 5 of Form 20-F.
 October 24, 2024
Page 2

        Please contact Nasreen Mohammed at 202-551-3773 or Lyn Shenk at 202-551-3380
if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-
3264 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Louise L. Liu